October 13, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Carmen Moncada-Terry

         Re:      Bravo! Foods International Corp.
                  Registration Statement on Form SB-2
                  Filed December 21, 2005
                  File No. 333-130535


Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated January 20, 2006 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Bravo! Foods International Corp. ("Bravo" or the "Company"), which the Company filed on December 21, 2005. This response letter accompanies the filling of the Company's Form SB-2, Amendment No. 1.

         The Company has advised that the Staff's comments concerning the Company's Form 10-KSB for the fiscal years ended December 31, 2005 and 2004, respectively, as well as other of the Company's historic financial statements, have been addressed by separate correspondence with the SEC, filed contemporaneous with its restated financial statements on October 3, 2006. The Company's restated financial statements have been incorporated in its amended Form SB-2.

Plan of Distribution, page 41

1. We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation
         A.65 in that regard.

         Response

         We have examined the Plan of Distribution within he context of the guidance offered in Telephone Interpretation A.65. The Plan of Distribution sets forth specific allowed activities after the effective date of the registration statement, and does not purport to address the activity of selling shareholders prior to that event. Since we believe that Telephone Interpretation A.65 limits its comments to pre-effective date activities, we do not believe that it is applicable to the Plan of Distribution set forth in our SB-2 registration statement.


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Selling Stockholders, page 44

2. Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. While we note that some of those persons have been identified in the footnotes to the table, you must ensure that all such persons are identified. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

         Response

         As requested, we have made the appropriate changes to the footnotes of the Selling Shareholders table in the amended Form SB-2.

3. Identify as underwriters all selling stockholders who are registered broker-dealers, unless such selling stockholders received the securities in compensation for investment banking services. Also, identify as underwriters all selling stockholders who are affiliates of registered broker-dealers, unless you can confirm that such selling stockholders purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

         Response

         As requested, we have made the appropriate changes to the footnotes of the Selling Shareholders table in the amended Form SB-2.

                                       ***

         If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 212-398-1494.


                                Very truly yours,

                               /s/Stephen Fleming

                                 Stephen Fleming